Filed by First Union Corporation

                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 9, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

THE FOLLOWING MATERIALS MAY BY USED FROM TIME TO TIME IN MEETINGS WITH FIRST UNION OR WACHOVIA SHAREHOLDERS

[GRAPHIC]

WACHOVIA AND
FIRST UNION PLAN
TO MERGE.

                                     Trust
                                   Flexibility
                                      Value
                                   Innovation
                                    Strength
                                    Service

                                                              Why Should
                                                              You Vote "Yes"?

--------------------------------------------------------------------------------










         Wachovia Corporation and First
         Union Corporation have agreed
         to merge, forming a new company
         to be named Wachovia. We
         believe the new Wachovia will
         be a great company -- built on
         enduring values of trust,
         honesty, uncompromising
         integrity, respect for each
         individual, personal
         accountability, dedication to
         service, and an attitude that
         values achievement and
         innovation.

         Why Do We Want To Merge?
--------------------------------------------------------------------------------

         "Often, mergers have been about getting bigger. This merger is about getting better. We're combining two companies so that we can share resources and move forward faster toward our goal of creating a premier financial service company."

                                 -- L.M. "Bud" Baker, chairman and CEO, Wachovia

                   . . . . . . . . . . . . . . . . . . . . . .

         "We believe this merger will enable us to achieve unusually attractive growth, which would mean more opportunities for our employees, more resources for our customers and communities, and enhanced value for our shareholders."

                                 -- Ken Thompson, chairman and CEO, First Union



         In this merger, Wachovia and First Union bring distinctive, complementary strengths. First Union has invested heavily in technology and a wide range of products and services. Wachovia has earned national acclaim for its high standard of customer service and long-term client relationships.

         Blending these strengths, we believe the new Wachovia will move forward much faster toward our goal of being a financial service provider of choice. Through our joint efforts, we intend to create a new company that will symbolize financial strength, stability and dependability for customers, employees, shareholders and communities.

         How Will You Benefit?
--------------------------------------------------------------------------------
         "A 'corporation' doesn't accomplish anything. People do. We want the new Wachovia to be regarded as the place where the most talented people want to work, where our customers and our communities know we will always act in their best interests, and where shareholders will continue to see enduring value."
                                           -- Ken Thompson

                   . . . . . . . . . . . . . . . . . . . . . .


         "When you think of the new Wachovia, you have to look to the horizon and say, 'what are we going to do for customers in the future that will be valuable to them?' It is absolutely imperative to have an array of excellent products and services to offer customers. Those products have to represent real value, or we will quickly become irrelevant."

                                           -- L.M. "Bud" Baker

                                                           __________________________________________
         For our customers, we                             The New Wachovia
         believe this partnership will                     What's in it for our stakeholders?
         mean more choice, convenience,
         products and service. It will                      o More development opportunities for
         expand investment opportunities                      employees
         for clients, provide better
         service for families and add                       o Continuing commitment to providing
         significant capital for                              leadership and resources in communities
         commercial enterprises and
         corporate clients.                                 o Broader products and strong distribution
                                                              for customers and clients
         To employees, we intend to
         deliver greater opportunities                      o Scale, density and scope in core markets
         for career growth and development.                   and lines of business
         We promise to preserve
                                                            o Strength and scale in growth businesses
                                                              necessary to enhance performance for
                                                              shareholders
                                                            __________________________________________








--------------------------------------------------------------------------------

         and strengthen a culture that treats all employees with respect and dignity. We will strive to ensure that all decisions affecting employees will be made thoughtfully and fairly and information will be communicated promptly and candidly. If a job decision is made that results in an employee leaving the company, a comprehensive benefits package will be offered with career counseling and support.

         For our communities, we will continue to be leaders for progress and development. Both companies have a tradition of providing local community stewardship and decision-making. We will foster an environment that encourages employees to provide leadership and ideas in the communities they serve.

         _______________________________________________
         The New Wachovia                                        We have announced our commitment
         More than a traditional bank...                         to provide $20 billion in small
                                                                 business lending, $9 billion in
         o No. 1 in retail deposits on the East                  affordable mortgages and $6 billion
           Coast, and No. 4 nationwide                           in community development lending and
           ...Growing retail bank, with                          investments. These and other
           innovative products and strategies.                   initiatives and product enhancements
                                                                 across the two companies will
         o No. 6 broker-dealer (based on                         complement our existing outstanding
           registered representatives)                           community commitments.
           ...A leading national brokerage,
           asset management and wealth manager                   For shareholders, we believe the
                                                                 accelerated momentum of the combined
         o Largest commercial lender in our footprint            company should create significant
           ...Relationships with 36% of                          value through earnings and revenue
           middle-market and small business                      growth, and thus the capacity for more
           companies in our region                               rapid dividend growth.
           ...Growth company-focused
           investment bank

         o Business mix designed to serve the
           financial needs of customers and clients
           throughout their lives
         ________________________________________________


         What Are We Building?
--------------------------------------------------------------------------------

         "The one word that embodies all the characteristics of an ideal corporation in the future is trust. Dedicating ourselves to service on behalf of customers and dedicating ourselves to adopting trust as a fundamental component of our corporate character is the most important thing we will do."

                                         -- L.M. "Bud" Baker

                   . . . . . . . . . . . . . . . . . . . . . .


         "We're not building just another big bank, but a truly viable, high performing business for the long term. We'll offer the complete package -- a full array of innovative products, talented people and powerful distribution capabilities."

                                         -- Ken Thompson


         In all of our business activities, we believe the new Wachovia will be one of the nation's leaders.

         Based on March 31 data, we would have $186 billion in total deposits (fourth largest in the U.S.) and $329 billion in total assets. We would serve 19 million customers, 3 million of them online. Customers will be able to reach us through 2,900 branch offices, 5,100 ATMs and 600 brokerage offices. We'll reach from Florida to Connecticut. We'll have the largest market share in North Carolina, South Carolina, Virginia, Georgia and eastern Pennsylvania, and second largest in Florida and New Jersey.

         While we think you'll agree these numbers are impressive, numbers aren't everything. Our goal is to build long-lasting relationships. By doing what's best for the customer today, our customers and shareholders will be better off tomorrow.

--------------------------------------------------------------------------------
                                                                [GRAPHIC OF MAP]

                                                                [ ] Wachovia
                                                                 o  First Union

         The company we are putting together will have a balanced business mix designed to produce growth in a variety of economic conditions. Traditional deposit and lending activities will be complemented by higher growth businesses such as wealth and asset management and corporate and investment banking.

         We believe we have developed a very different business model from traditional banking companies. It is designed to serve the financial needs of customer and clients throughout their lives. We intend to be among the industry's best at helping people buy homes, send their children to college, manage wealth and prepare for retirement ... at helping individuals and families with traditional banking needs as well as investments in securities and mutual funds ... at helping small businesses get started and grow ... at helping larger businesses with financing and cash management.

         If we do all these things well, our customers will prosper and stay with us as their needs change and grow.

         Where Are We Going?
--------------------------------------------------------------------------------

         "Opportunities like this don't come around very often to create something entirely new with the best parts of both companies, and with the momentum already building."

                                            -- Ken Thompson

                   . . . . . . . . . . . . . . . . . . . . . .

         "In the new Wachovia, we have taken a bold step to combine two fine companies with an innovative array of products, services and capabilities that will serve customers today and in the future. We have jumped over those competitors who think they can continue being just a normal bank."

                                            -- L.M. "Bud" Baker


         Our goal in this merger is to focus resources on building products and capabilities that create value for customers and higher performance for the company. We intend to grow by anticipating customers' needs and exceeding their expectations.

         The new Wachovia's integrated business model will focus primarily on three core business activities: 1) general banking, 2) wealth and asset management and 3) investment and corporate banking. With this focus, we intend to leverage these three core businesses to expand the breadth and quality of service customers receive.

         Today's customers need sound and insightful financial advice. They need tailored capital and investment solutions. They need products and services that are valuable to them. They need to know we value their business and the relationship we have with them. The new Wachovia will strive to be innovative and flexible in adapting to customers' changing needs. We will help simplify customers' lives by providing all these values in one place. The new Wachovia will become a friend they can trust to act in their best interest.

         Our Joint Vision
--------------------------------------------------------------------------------

         The new Wachovia will be dedicated to:

         o Bringing real value to customers, shareholders and the communities we serve;

         o Effectively and efficiently providing customers with innovative products, services and capabilities they need today -- and tomorrow;

         o Offering unparalleled customer service -- earning your trust by always doing the right thing for you;

         o Attracting, recruiting, training and developing the finest talent in the financial service industry;

         o Being an industry leader in the development and application of technology and eCommerce applications for the benefit of customers;

         o Becoming the model in the industry for premier risk management; and

         o Building a stronger business mix that produces stability and growth through changing economic environments.

         This is an opportunity to create a new company that blends the best talent, products and service into an astonishing value proposition. Our vision is to create the premier financial service company in America.

         With total assets of $329 billion and market capitalization of $45 billion (based on March 31, 2001, pro forma data), the new company will symbolize financial strength, stability and dependability. We are confident in our vision and firmly committed to its effective execution.

         We look forward to continuing to serve you, and we think you will be pleased as the benefits of this merger become apparent in coming months. Thank you for your support.

         Additional Information
--------------------------------------------------------------------------------

         Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger between First Union and Wachovia and any other relevant documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/ prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or from Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (866-883-0789).

         The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's public reports filed with the SEC.

THE FOLLOWING ADVERTISEMENT RAN IN CERTAIN PUBLICATIONS

[FIRST UNION LOGO]

Since a new management team at First Union has restructured and revitalized the company, how has First Union performed?

We'll let the numbers tell the story...

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

                                           Percentage of Total Return
                               ------------------------------------------------
                                SunTrust                            First Union
                               ----------                           -----------
6 Months Total Return(1)          4.1%                                  27.4%


[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

                                           Percentage of Total Return
                               ------------------------------------------------
                                SunTrust                            First Union
                               ----------                           -----------
18 Months Total Return(2)        -2.5%                                  13.4%


 ...First Union has momentum.

We have accomplished a great deal in recent months. And, in combination with Wachovia, we believe we will achieve a great deal more. Our merger is expected to add to cash operating earnings from Day One. And the combined company -- the new Wachovia -- plans to leverage higher-growth businesses, a unified management team and a strong capital base to build shareholder value.

We believe the contrast with SunTrust's disruptive, hostile proposal to take over Wachovia couldn't be more clear. There is no certainty that SunTrust could ever complete a transaction with Wachovia, and we believe it is clear that a SunTrust/Wachovia combination could face many serious difficulties, including stagnant earnings growth and deteriorating capital ratios.


   If you are a Wachovia/First Union shareholder, we urge you to vote for the Wachovia/First Union merger by returning the white proxy card.

                            First Union and Wachovia
                             The Right Combination


(1)For the six months ended June 30, 2001, First Union shareholders have received a total return, including reinvested dividends, of 27.4%. (The total return to SunTrust shareholders over the same period has been 4.1%.) (2)For the eighteen months ended June 30, 2001, First Union shareholders have received a total return, including reinvested dividends, of 13.4%. (The total return to SunTrust shareholders over the same period has been -2.5%.) Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Additional copies of the joint proxy statement/prospectus may also be obtained by contacting First Union's proxy solicitor, Morrow & Co., Inc., toll free at 1-877-366-1578, or Wachovia's proxy solicitors, MacKenzie Partners, Inc., toll free at 1-800-322-2885, or Georgeson Shareholder, toll free at 1-800-223-2064. The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in the joint proxy statement/prospectus and in First Union's and Wachovia's public reports filed with the SEC.

THE FOLLOWING TRANSCRIPTS OF WACHOVIA RADIO AND TELEVISION ADVERTISEMENTS WERE POSTED ON FIRST UNION'S INTERNAL WEBSITE

At Wachovia, we've heard a lot recently from customers who bank with us because they like the way we do business. They want to know more about our merger with First Union and why it makes sense.

We are Wachovia and we are here.

To talk with you openly about this merger. To meet your future financial needs by building something new and better. To recognize that our merger with First Union creates change...and great opportunity.

We will combine the strengths and shared values of both First Union and Wachovia into the new Wachovia. We will preserve what Wachovia has always stood for. People. Relationships. Integrity. Thoughtfulness. Service.

We know service is important to you. We are committed to delivering the highest levels of service and promise to quickly address any issues with personal attention. Together with First Union, we will build the new Wachovia carefully.

Our new company will be called "Wachovia" for a very good reason. You know we wouldn't put our name on anything we didn't believe in.

Wachovia.  Let's get started...

WE'RE AT A TYPICAL SOUTHERN DINER. IT'S A MAINSTAY OF THE NEIGHBORHOOD. IT'S A PLACE WHERE THE REGULARS ORDER THE USUAL AND THINGS STAY PRETTY MUCH THE SAME. IT'S ALL ABOUT CONTINUITY IN A WORLD OF CHANGE. A PLACE WHERE PEOPLE FROM MANY STATIONS IN LIFE COME TO EAT REGULARLY AND ENJOY THE UNCOMPLICATED GOODNESS AND COMFORT OF THE FOOD AND THE GENTLE HUMOR OF EACH OTHER'S COMPANY.

THERE ARE A VARIETY OF FOLKS HAVING COFFEE, FINISHING LUNCH ETC. A WACHOVIA BANKER WEARING A COAT AND TIE IS SITTING AT THE COUNTER WITH HIS PIE AND COFFEE. HE IS AMONG FRIENDS. IN THE MIDST OF SOME CASUAL CONVERSATION AND SOCIALIZING, ONE OF THE OTHER ASKS A QUESTION WHICH TURNS THE DISCUSSION ON TO THE MORE SERIOUS MATTER OF THE MERGER. THE WAITRESS COMES OVER TO REFRESH THEIR COFFEES AND SHE BECOMES A PART OF THE GROUP.

Customer talking to another customer: "Did you ever notice that you always order the same thing? Some things just never change."

Customer talking to Wachovia Exec.: "So you guys still merging with First
Union?"

(Wachovia Exec nods)

"And you're still going to be called Wachovia?"

(Wachovia Guy nods)

Wachovia Guy: "Linda, when you expanded this place, did you change your recipe for apple pie?"

Linda:  "No.  Why would I?"

The strength and spirit of Wachovia and First Union. The things that really matter won't change.

Wachovia.  Let's get started...

THE FOLLOWING MATERIALS WERE MAILED TO FIRST UNION SHAREHOLDERS

[GRAPHIC]


WACHOVIA AND
FIRST UNION PLAN
TO MERGE.

                           Trust

                           Flexibility
                           Value
                           Innovation
                           Strength

                           Service

                                                             Why Should
                                                             You Vote "Yes"?

         Voting for the New Wachovia
--------------------------------------------------------------------------------
         Your Vote is Very Important.

         Wachovia Corporation and First Union Corporation have agreed to merge, forming a new company to be named Wachovia. We believe the new Wachovia will be a very strong, profitable company, dedicated to our customers and communities and to enhancing shareholder value.

         The boards of directors of both companies have already voted in favor of the merger. A merger agreement has been signed, and we are awaiting shareholder and regulatory approval.

         Your approval is the next major step. The First Union shareholder vote is July 31. Holders of a majority of all First Union shares outstanding must vote in favor of the merger to make it happen. Approval by holders of a majority of the outstanding Wachovia shares also is necessary.

         The merger is a complicated process. Our goal in this booklet is to make it as clear and simple as we possibly can.

         We are confident that the new Wachovia will be a great company. We need your help to make it happen.

         Vote "yes" for the new Wachovia

         Why Do We Want to Merge with Wachovia?
--------------------------------------------------------------------------------
         "We believe this merger will enable us to achieve unusually attractive growth, which would mean more opportunities for our employees, more resources for our customers and communities, and enhanced value for our shareholders."

                                  -- Ken Thompson, chairman and CEO, First Union

         In this merger, Wachovia and First Union bring distinctive, complementary strengths. First Union has invested heavily in technology and a wide range of products and services. Wachovia has earned national acclaim for its high standard of customer service and long-term client relationships.

                                             ------------------------------------------
         Blending these strengths, we        The New Wachovia
         believe the new Wachovia will       Key Characteristics
         move forward much faster toward
         our goal of being a financial       o Broader products and strong distribution
         service provider of choice. This      for customers and clients
         should create an excellent
         platform for delivering superior    o Scale, density and scope in core markets
         long-term performance.                and lines of business

                                            o Strength and scale in growth businesses
                                              necessary to enhance performance for
                                              shareholders
                                             ------------------------------------------

         o For shareholders, we believe the accelerated momentum in the combined company should create significant value through earnings and revenue growth, and thus the capacity for more rapid dividend growth.

         o For customers, we believe this merger will mean more choice, convenience, products and service. It will expand investment opportunities for clients, provide better service for families and add significant capital for commercial enterprises and corporate clients.

2                                                Vote "yes" for the new Wachovia

         o To our employees, we intend to deliver greater opportunities for career growth and development.

         o For our communities, we will continue to be leaders of progress and development. Both companies have a tradition of providing local community stewardship and decision-making. We will foster an environment that encourages employees to provide leadership and ideas in the communities they serve.

         ----------------------------------
         The New Wachovia                    The name of the merged organization will be
         More than a traditional bank...     Wachovia -- a name familiar in American
                                             financial services since 1879. It is a
         o No. 1 in retail deposits on the   distinctive name with exciting possibilities
           East Coast, and fourth largest    for branding opportunities.
           nationwide
                                             Through our joint efforts, we intend to
           ...Growing retail bank, with      create a new Wachovia that will symbolize
           innovative products and           financial strength, stability and
           strategies.                       dependability for our shareholders,
                                             customers, employees and communities.
         o No. 6 broker-dealer (based on
           registered representatives)       As a shareholder of First Union, we invite
                                             you to benefit from the strengths of our
           ...A leading national             merged organization.
           brokerage, asset management
           and wealth manager

         o Serves more than a third of
           middle-market and small
           business companies in our
           footprint

           ...Growth company-focused
           investment bank

         o Business mix designed to serve
           the financial needs of
           customers and clients
           throughout their lives
         ----------------------------------

Vote "yes" for the new Wachovia                                                3

         What Are We Building
--------------------------------------------------------------------------------

         "We're not building just another big bank, but a truly viable, high performing business for the long term. We'll offer the complete package -- a full array of innovative products, talented people and powerful distribution capabilities."

                                              -- Ken Thompson

         In all of our business activities, we believe the new Wachovia will be one of the nation's leaders.

         Based on March 31 data, we would have $186 billion in total deposits (fourth largest in the U.S.) and $329 billion in total assets. We would serve 19 million customers, 3 million of them online. Customers would be able to reach us through 2,900 branch offices, 5,100 ATMs and 600 brokerage offices. We'll reach from Florida to Connecticut. We'll have the largest market share in North Carolina, South Carolina, Virginia, Georgia and eastern Pennsylvania, and second largest in Florida and New Jersey.

         While we think you'll agree these numbers are impressive, numbers aren't everything. Our goal is to build long-lasting relationships. By doing what's best for the customer today, our customers and shareholders will be better off tomorrow.

         The company that we are putting together will have a balanced business mix designed to produce growth in a variety of economic conditions. Traditional deposit and lending activities will be complemented by higher growth businesses such as wealth and asset management and corporate and investment banking.

         We believe we have developed a very different business model from traditional banking companies. It is designed to serve the financial needs of customer and clients throughout their lives. We intend to be among

4                                                Vote "yes" for the new Wachovia

--------------------------------------------------------------------------------
         the industry's best at helping people manage          [GRAPHIC OF MAP]
         their wealth, buy homes, send their children to college and prepare for retirement... at helping individuals and families with traditional banking needs as well as investments in securities and mutual funds... at helping small businesses get started and grow... at helping larger businesses with financing and cash management.

         If we do all these things well, our customers will prosper and stay with us as their needs change and grow.

         We believe that the new company should be able to
         increase its earnings more quickly than either        [] Wachovia
         could on their own. Success with our merger should     o First Union
         translate into more rapid growth in revenue, earnings and dividends for our shareholders.

Vote "yes" for the new Wachovia                                                5

         Are We Ready?
--------------------------------------------------------------------------------

         "Opportunities like this don't come around very often to create something entirely new with the best parts of both companies, and with the momentum already building."

                                             -- Ken Thompson

         From a management and operational perspective, we believe both First Union and Wachovia are well-prepared for seamless merger integration for our customers and clients, communities and employees. Both have considerable expertise in merger integration. First Union, in particular, since 1985 has acquired 81 banking institutions and 10 broker/dealers, investment management and insurance firms. This has involved the conversion of more than 2,000 systems and 4,000 branches to common systems, while at the same time updating every major system to state-of-the-art technology. Eighty of those 81 banking institutions were converted without any meaningful conversion problem. We have acknowledged conversion issues in the CoreStates integration, and taken those lessons to heart as we take steps to ensure the least disruption possible for our customers as we consolidate our two companies.

         First Union's restructuring, announced in June of 2000, is complete. The company sold its credit card portfolio, mortgage servicing businesses, and other businesses that had limited prospects for growth or were not aligned with First Union's strategic direction.

         The new strategic plan focused the company more intensely on improving customer service and on growing our three core businesses -- the General Bank, Capital Management Group and Capital Markets Group. As a result, the General (or retail) Bank, has been increasing deposits and loans, and approaching "best in class" service levels according to customers participating in 60,000 third party surveys conducted quarterly by the

6                                                Vote "yes" for the new Wachovia

--------------------------------------------------------------------------------

         Gallup organization. Our recent revenue growth in the General Bank suggests customers like what they're seeing. Our Capital Management Group has produced consistent growth in a difficult operating environment, while Capital Markets Group also has fared well compared with many peers in a difficult economic year.

         We believe that First Union's recent stock price performance indicates that investors like the fundamental trends they're seeing in these businesses. First Union's stock has retained a top tier performance level among the top 20 banking companies in the United States throughout 2001.

         Our goal in this merger is to focus resources on building products and capabilities that create value for customers and higher performance for the company. We intend to grow by anticipating customers' needs and exceeding their expectations.

         The new Wachovia's integrated business model will focus primarily on our three core business activities -- 1) general banking, 2) wealth and asset management and 3) investment and corporate banking. With this focus, we intend to leverage these three core businesses to expand the breadth and quality of service customers receive.

         Today's customers need sound and insightful financial advice. They need tailored capital and investment solutions. They need products and services that are valuable to them. They need to know we value their business and the relationship we have with them. The new Wachovia will strive to be innovative and flexible in adapting to customers' changing needs. We will help simplify customers' lives by providing all these values in one place -- a place they can trust to act in their best interest.

Vote "yes" for the new Wachovia                                                7

         How Will You Benefit?
--------------------------------------------------------------------------------

         "A 'corporation' doesn't accomplish anything. People do. We want the new Wachovia to be regarded as the place where the most talented people want to work, where our customers and our communities know we will always act in their best interests, and where shareholders will continue to see enduring value."

                                                -- Ken Thompson

         We believe this merger is not only strategically compelling, but that it also will be financially rewarding for all shareholders.

         o We believe this combination will immediately add to cash operating earnings;

         o We believe the merger will improve capital ratios and reserve coverage ratios;

         o We estimate the merger will generate $2.5 billion in excess capital per year, based on after-tax cost savings of $550 million per annum. Our goal is to deploy this extra capital in ways that are most economically beneficial to shareholders, such as dividend growth, share buybacks or investments designed to grow revenue.

         In addition, although we did not include revenue synergies in our earnings analysis, we have identified many potential revenue opportunities in the combined company. As one example, Wachovia currently has few licensed, registered representatives in their branches to sell mutual funds, annuities or other investment products and services. As an illustration, we estimate the impact of licensing approximately 1,000 additional employees and bringing their investment sales production up to the current level of First Union branches could mean as much as $30 million a year in annual revenue.

         One of the most frequently asked questions we've received from shareholders is when will First Union begin increasing the dividend again. We believe one of the benefits of this merger is that your company will be able to increase its earnings more quickly than on its own. As the pool of earnings from which dividends are paid increases, so will your dividend, because our stated goal is to pay out 30 to 35 percent of earnings every year.

8                                                Vote "yes" for the new Wachovia

         What Kind of a Company Will We Be?
--------------------------------------------------------------------------------

         We believe the new Wachovia will be a great company -- and not solely in terms of financial strength and stability. The new Wachovia will be built on enduring values of trust, honesty, uncompromising integrity, respect for each individual, personal accountability, dedication to service and an attitude that values achievement and innovation.

         . . . . . . . . . . . . .Our Joint Vision. . . . . . . . . . . . . . .

         The new Wachovia will be dedicated to:

         o Bringing real value to shareholders, customers and the communities we serve;

         o Effectively and efficiently providing customers with innovative products, services and capabilities they need today -- and tomorrow;

         o Offering unparalleled customer service -- earning your trust by always doing the right thing for you;

         o Recruiting, attracting, training and developing the finest talent in the financial service industry;

         o Being an industry leader in the development and application of technology and eCommerce applications for the benefit of customers;

         o Becoming the model in the industry for premier risk management; and

         o Building a strong business mix that produces stability and growth through changing economic conditions.

Vote "yes" for the new Wachovia                                                9

         What Kind of a Company Will We Be?
--------------------------------------------------------------------------------

         This is an opportunity to create an entirely new company that blends the best talent, products, services and most convenience into an astounding value proposition. Our joint vision is to create the premier financial services institution.

         Based on March 31, 2001, pro forma data, the new company would have total assets of approximately $329 billion and market capitalization of $45 billion. Through our joint efforts, we intend to create a new company that will symbolize financial strength, stability and dependability. We are confident in our vision and firmly committed to its effective execution.

         The proxy statement that has been mailed to you previously provides additional details about the merger; we would particularly like to emphasize that we believe this merger is structured very attractively and conservatively for all shareholders and will be immediately additive, not dilutive, to cash operating earnings.

         We look forward to continuing to serve you, and we think you will be pleased as the benefits of this proposed merger become apparent in coming months. Thank you for your support, and for your vote in favor of this transaction.

 10                                              Vote "yes" for the new Wachovia

         What Happens Next,
         And When Will It Happen?
--------------------------------------------------------------------------------

         If you owned First Union shares on June 12, you are eligible to vote at the meeting on July 31, when the merger with Wachovia will be decided.

         Telephone and Internet voting will be available until Monday, July 30, 11:59 p.m. Eastern time. We must receive your telephone or Internet vote no later than July 30 or your proxy card by 11:00 a.m. July 31 for your vote to count. (Wachovia's vote is on August 3.)

         The actual closing, when the two companies become one, would take place as soon as possible after approval by both companies' shareholders.

Vote "yes" for the new Wachovia                                               11

         Questions Shareholders
         Frequently Ask
--------------------------------------------------------------------------------

         Q: Does it matter when I vote?

         A: No, as long as your telephone or Internet vote is received by July
            30 or your proxy card is received before the meeting on July 31. However, we urge you to vote as soon as you receive the proxy materials. Please follow the voting instructions on your proxy card.

         Q: What happens if I change my mind after I send in my proxy card?

         A: You can change your vote via telephone voting, Internet voting or by sending in a new proxy card (you can get one from our proxy solicitor; whose number is listed in the front of this booklet).
            The vote with the latest date is the one that will be counted.

         Q: Why is it so important that I vote?

         A: We need holders of a majority of all the First Union shares outstanding, not just a majority of the shares that are voted. So if you don't vote, it's the same as a "no" vote.

         Q: What happens if I do not vote?

         A: Failure to vote will count as a "no" vote. Holders of a majority of all First Union outstanding shares must vote in favor of the merger for it to happen.

         Q: Will I have to exchange my First Union stock certificates for new
            Wachovia stock certificates?

         A: No, your First Union stock certificates will still be valid. Your
            First Union certificates will now trade under a new ticker symbol WB but you do not have to exchange your current First Union certificates in order to sell or conduct any other stock transaction.
12                                               Vote "yes" for the new Wachovia

--------------------------------------------------------------------------------

         Q: What will happen to my dividend?

         A: With this merger, we believe the new Wachovia should be able to increase earnings more rapidly than either company could on its own. As the pool of earnings from which dividends are paid increases, so will your dividend because our goal is to pay out 30 to 35 percent of earnings every year.

         Q: Who will manage the new Wachovia?

         A: L.M. "Bud" Baker, Wachovia's current chairman and chief executive officer, will be chairman of the new Wachovia. Ken Thompson, First Union's current chairman, president and chief executive officer, will be CEO of the new Wachovia. An 18-member board of directors will govern the new Wachovia, with the appointments split evenly between First Union and Wachovia.

         Q: What is the timetable for closing this transaction?

         A: We plan to close this transaction in the third quarter of 2001, pending shareholder and regulatory approval.

         Q: How does the hostile takeover proposal from SunTrust affect the Wachovia and First Union merger?

         A: Wachovia and First Union have a signed merger agreement, and we are firmly committed to completing this merger. There is no definitive SunTrust agreement on the table; they have mounted an effort to try to persuade Wachovia shareholders to vote against the merger with First Union. They appear to think that if they can defeat our merger, the path will be clear for them to take over Wachovia on terms that they like. Wachovia's board of directors has rejected a merger with SunTrust not once, but twice in recent months. They have stated firmly

Vote "yes" for the new Wachovia                                               13

         Questions Shareholders
         Frequently Ask (continued)
--------------------------------------------------------------------------------

            that unlike the SunTrust proposal, Wachovia believes the merger with First Union is built on a genuine sharing of strengths, with more potential for stronger growth and higher performance.

         Q: What happens if we don't complete the merger?

         A: First Union's management and board of directors will return to implementing our strategic plan on our own, without the accelerating benefit that we believe the proposed merger would provide both companies. First Union's strategic focus on its three core businesses, the General Bank, Capital Management Group and Capital Markets Group, is showing solid results and we believe our strategic direction will produce attractive returns for shareholders.

         Q: How will the merger with Wachovia affect jobs, branches and our communities?

         A: There will be some job losses and branch closings as a result of the merger with Wachovia. But the new Wachovia will focus on growth, not just cutting costs. In this merger, we are moving very deliberately to ensure we retain the best people and activities from both companies. Both companies will work together to make sure that what we do is the best for the company, its employees, customers, investors and communities.

         Q: Where can I get additional information about the merger?

         A: If you have any questions about the merger, or if you need additional copies of the proxy statement/prospectus or your proxy, please contact our proxy solicitor, Morrow & Co., Inc. at 1-877-366-1578.

14                                               Vote "yes" for the new Wachovia

         For More Information
--------------------------------------------------------------------------------

         If you have any questions regarding the merger, you may call the following hotlines from 9 a.m. to 6 p.m. Eastern time or check our website at ftuinvestor.com.

         Shareholder Hotline: Morrow & Co. Inc. (our proxy solicitor):
         877-366-1578

         The information in this booklet concerns the proposed merger of First Union Corporation and Wachovia Corporation. Full details are contained in the joint proxy statement/prospectus, which you are urged to read because it contains important information. If you have not received a copy, you may obtain one free of charge from First Union Corporation, Investor Relations, 301 South College St., Charlotte, North Carolina 28288-0570.

         A copy of the joint proxy statement/prospectus also will be available from Morrrow & Co. by calling toll-free to 877-366-1578.

Vote "yes" for the new Wachovia                                               15

         Additional Information
--------------------------------------------------------------------------------

         Shareholders are urged to read the definitive joint proxy statement/ prospectus regarding the proposed transaction with Wachovia Corporation and any other relevant documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia at the SEC's internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, Charlotte, North Carolina, 28288-0206 (704-374-6782) or to Wachovia Corporation, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397), or from our proxy solicitors. The information presented herein may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in the joint proxy statement/prospectus and in First Union's and Wachovia's public reports filed with the SEC.

16                                               Vote "yes" for the new Wachovia

[GRAPHIC]

[FIRST UNION LOGO]